Rio Vista Energy Partners L.P.
820 Gessner Road, Suite 1285
Houston, Texas 77024
(713) 467-8235
November 29, 2006
Via EDGAR
Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Rio Vista Energy Partners L.P. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed April 6, 2006 File No. 000-50394 Comment Letter Dated October 12, 2006
Dear Mr. Hiller:
This letter will confirm my telephone conversation on November 28, 2006 with Donald F. Delaney, staff accountant of the Division of Corporation Finance, regarding the request by Rio Vista Energy Partners L.P. (“Rio Vista”) to extend the date for Rio Vista to file a responsive amendment to its 2005 Form 10-K until December 15, 2006. The additional time is required in order to complete the preparation of the additional financial information requested in the staff’s letter dated October 12, 2006.
Please contact me directly at 310-563-1830 if you have any objection to the revised timing described above. Thank you for your consideration.
Sincerely,

/s/ Ian T. Bothwell Ian T. Bothwell,
Vice President and Chief Financial Officer
Rio Vista GP LLC,
General Partner of Rio Vista Energy Partners L.P.